June 27, 2019

Joseph E. Payne
President and Chief Executive Officer
Arcturus Therapeutics Holdings Inc.
10628 Science Center Drive, Suite 250
San Diego, CA 92121

       Re: Arcturus Therapeutics Holdings Inc.
           Registration Statement on Form S-3
           Filed June 21, 2019
           Amendment No. 1 to Registration Statement on Form S-3
           Filed June 26, 2019
           File No. 333-232281

Dear Mr. Payne:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Westbrook at 202-551-5019 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Ilan Katz, Esq.